05051884

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	**~~0000809940~~ 809940**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 27, 2005, MLCC Series 2005-1	**333-112231**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________
Name: Tom Saywell
Title: Authorized Signatory

Dated: April 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$409,592,000 (approximate)

MLCC 2005-1

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Seller

Merrill Lynch Credit Corporation
Originator

PHH Mortgage Corporation
Servicer

March [23], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

DEAL STRUCTURE SUMMARY:

MLCC 2005-1

$409,592,000 (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class		Principal or Notional Balance	WAL (Yrs) (Roll/Mat)(1)	Payment Window (Months) (Roll/Mat)(1)	Certificate Interest Rates	Tranche Type	Expected Rtgs Moody's/Fitch
1-A	$	111,354,000	1.85/3.30	1-32/1-359	WAC PT(2)	Senior	Aaa/AAA
2-A	$	288,339,000	2.55/3.34	1-58/1-358	WAC PT(3)	Senior	Aaa/AAA
M-1	$	4,332,000	3.89/6.30	1-58/1-359	WAC PT(4)	Mezzanine	Aa2/AA+
M-2	$	3,299,000	3.89/6.30	1-58/1-359	WAC PT(5)	Mezzanine	A2/A+
M-3	$	2,268,000	3.89/6.30	1-58/1-359	WAC PT(6)	Mezzanine	Baa2/BBB+
B-1	$	1,237,000				Subordinate	Ba2/BB
B-2	$	206,000		Information Not Provided Hereby		Subordinate	B2/zBB
B-3	$	1,445,891				Subordinate	NR/NR
Total	$	412,480,891					

(1) The WAL and Payment Windows to Roll for the Class 1-A, Class 2-A, Class M-1, Class M-2 and Class M-3 Certificates are shown assuming all loans are paid on their first reset date ("CPB") at a pricing speed of 25% CPR. The WAL and Payment Windows to Maturity for the Class 1-A, Class 2-A, Class M-1, Class M-2 and Class M-3 Certificates are shown at a pricing speed of 25% CPR (as described herein).

(2) The Class 1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rate of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(3) The Class 2-A Certificates will bear interest at a Pass-Through Rate equal to the weighted average of the Net Rate of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(4) The Class M-1 Certificates will bear interest at a Pass-Through Rate equal to the weighted average of the Net Rate of the Group I and Group II Mortgage Loans, based on the subordinate amount of each group. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(5) The Class M-2 Certificates will bear interest at a Pass-Through Rate equal to the weighted average of the Net Rate of the Group I and Group II Mortgage Loans, based on the subordinate amount of each group. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(6) The Class M-3 Certificates will bear interest at a Pass-Through Rate equal to the weighted average of the Net Rate of the Group I and Group II Mortgage Loans, based on the subordinate amount of each group. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

Depositor:	Merrill Lynch Mortgage Investors, Inc.
Lead Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated.
Trustee:	Wells Fargo Bank, N.A.
Rating Agencies:	Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this preliminary Term Sheet.
Cut-off Date:	March 1, 2005.
Pricing Date:	On or about March [24], 2005.
Closing Date:	On or about April 29, 2005.
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in May 2005.
Certificates:	The "Senior Certificates" will consist of the Class 1-A and Class 2-A Certificates (together, the "Class A Certificates"). The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class 1-A, Class 2-A, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.
Registration:	The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.
Federal Tax Treatment:	It is anticipated that, for federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Mortgage Loans: The trust will consist of 2 groups of approximately 915 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $412,480,892 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 99.35% and 0.65% of the Mortgage Loans are six-month LIBOR indexed and one-year Treasury indexed Mortgage Loans, respectively, and have original terms to maturity of 30 years. Approximately 27.49% and 71.51% of the Mortgage Loans are scheduled to pay interest only for the first 3 and 5 years, respectively. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group I Mortgage Loans: As of the Cut-off Date, the Group I Mortgage Loans have an aggregate principal balance of approximately $114,917,202, which equals approximately 27.86% of the Mortgage Loans. All of the Group I Mortgage Loans pay a fixed rate of interest for the first 3 years.

Approximately 99.28% and 0.72% of the Group I Mortgage Loans are six-month LIBOR and one-year Treasury indexed Mortgage Loans, respectively. Approximately 98.67% of the Group I Mortgage Loans are scheduled to pay interest only for the first 3 years. After such 3-year interest-only term, the Group I Mortgage Loans are scheduled to amortize on a 27-year fully amortizing basis.

Group II Mortgage Loans: As of the Cut-off Date, the Group II Mortgage Loans have an aggregate principal balance of approximately $297,563,690, which equals approximately 72.14% of the Mortgage Loans. All of the Group II Mortgage Loans pay a fixed rate of interest for the first 5 years.

Approximately 99.37% and 0.63% of the Group II Mortgage Loans are six-month LIBOR and one-year Treasury indexed Mortgage Loans, respectively. Approximately 99.13% of the Group II Mortgage Loans are scheduled to pay interest only for the first 5 years. After such 5-year interest-only term, the Group II Mortgage Loans are scheduled to amortize on a 25-year fully amortizing basis.

Accrual Period: The interest accrual period for the Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	Moody's/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	Aaa/AAA	96.90%	3.10%
Class M-1	Aa/AA+	1.05%	2.05%
Class M-2	A/A+	0.80%	1.25%
Class M-3	Baa/BBB+	0.55%	0.70%

*Preliminary and subject to revision.

Shifting Interest: Until the Distribution Date occurring before May 2010, the Mezzanine Certificates and Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Mezzanine Certificates and Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Mezzanine Certificates and Subordinate Certificates are as follows:

May 2005 - April 2010	0% Pro Rata Share
May 2010 - April 2011	30% Pro Rata Share
May 2011 - April 2012	40% Pro Rata Share
May 2012 - April 2013	60% Pro Rata Share
May 2013 - April 2014	80% Pro Rata Share
May 2014 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided to the Senior Certificates related to a loan group by the Mezzanine Certificates and Subordinate Certificates reaches twice the initial subordination available to those Senior Certificates, on or after the distribution in May 2008, all principal from that loan group (scheduled principal and prepayments) will be paid pro-rata to those Senior Certificates and the Mezzanine Certificates and Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Mezzanine Certificates and Subordinate Certificates will be allocated to the Senior Certificates.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; second, to the Mezzanine Certificates in reverse order of their numerical Class designations, in each case until the respective certificate principal balance has been reduced to zero; and third to the related Senior Certificates, until their certificate principal balance has been reduced to zero.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans, in the following order of priority:

1) To the Class 1-A and Class 2-A Certificates, pro-rata, accrued and unpaid interest at the respective certificate interest rate;
2) To the Class 1-A and Class 2-A Certificates, principal distributions from related available funds remaining, in each case until its certificate principal balance is reduced to zero.
3) Sequentially, from remaining available funds from both loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, accrued and unpaid interest at the respective Certificate Interest Rate.
4) Sequentially, from remaining available funds from both loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 Certificates, such Class' pro-rata share of principal, until their respective certificate principal balances are reduced to zero as described under "Shifting Interest" above.

Assumptions:

25% CPR
Initial 1 Year Treasury: 3.32%
Initial 6 Month LIBOR: 3.31%

Assumed Mortgage Loan Characteristics

Group	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1	One-Year Treasury	823,044.67	4.638	4.388	360	344	0	2.750	9.956	2.750	2.000	2.000	23	12
1	Six-Month LIBOR	700,000.00	5.125	4.875	360	359	0	2.000	10.125	2.000	5.000	1.000	35	6
1	Six-Month LIBOR	113,394,156.86	4.997	4.747	360	356	32	2.000	9.997	2.000	5.000	1.000	32	6
2	One-Year Treasury	36,894.99	4.500	4.250	360	348	0	2.750	9.500	2.750	2.000	2.000	48	12
2	One-Year Treasury	1,825,225.16	5.284	5.034	360	344	0	2.750	10.284	2.750	5.000	2.000	44	12
2	Six-Month LIBOR	721,650.36	5.418	5.168	360	358	0	2.000	10.418	2.000	5.000	1.000	58	6
2	Six-Month LIBOR	5,995,772.99	5.257	5.007	360	347	47	2.000	13.000	2.000	None	None	47	6
2	Six-Month LIBOR	288,984,146.66	5.230	4.980	360	357	57	2.019	10.230	2.019	5.000	1.000	57	6

TOTAL MORTGAGE LOANS

Total Current Balance		$412,480,891.69	
Total Number of Loans		915	
	Average or Weighted Average[1]	Minimum	Maximum
Current Balance	$450,798.79	$19,343.49	$5,430,000.00
Original Balance	$455,453.96	$37,500.00	$5,430,000.00
Loan Rate	5.165%	3.500%	6.125%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.915%	3.250%	5.875%
Gross Margin	2.018%	2.000%	3.000%
Maximum Loan Rate	10.206%	8.500%	13.000%
Initial Rate Cap [2]	4.994%	2.000%	5.000%
Periodic Rate Cap [2]	1.007%	1.000%	2.000%
Original LTV	73.69%	11.35%	100.00%
Effective LTV	65.85%	11.35%	100.00%
Credit Score	734	550	821
Original Term (mos)	360	360	360
Remaining Term (mos)	356	321	360
Seasoning (mos)	4	0	39
Next Rate Reset	50	6	60
Rate Adj Freq	6	6	12
First Rate Adj Freq	53	36	60
IO Original Term[3]	53	36	60
IO Remaining Term[3]	50	6	60
Top State Concentrations ($)		CA(15.65%),FL(11.80%),NY(9.97%),NJ(7.03%),MA(5.92%)	
First Pay Date		01/01/2002	04/01/2005
Rate Change Date		09/01/2005	03/01/2010
Maturity Date		12/01/2031	03/01/2035

(1) Based on current balances.

(2) Excludes 11 Interest-Only Mortgage Loans with a maximum rate of 13%, which do not have initial rate caps or periodic rate caps.

(3) For Interest-Only Mortgage Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	10	$2,685,164.82	0.65%	5.075%	737	$268,516	54.44%	54.44%	54.48%
Six-Month LIBOR	905	409,795,726.87	99.35	5.166	734	452,813	73.81	65.92	78.27
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3 Year/6 Month LIBOR ARM	253	$114,094,156.86	27.66%	4.997%	730	$450,965	75.67%	66.33%	83.37%
3 Year/1 Year Treasury ARM	4	823,044.67	0.20	4.638	697	205,761	69.46	69.46	34.90
5 Year/6 Month LIBOR ARM	652	295,701,570.01	71.69	5.231	736	453,530	73.10	65.77	76.30
5 Year/1 Year Treasury ARM	6	1,862,120.15	0.45	5.268	755	310,353	47.80	47.80	63.13
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	13	$4,106,815.18	1.00%	5.144%	747	$315,909	64.51%	57.70%	70.24%
Interest-Only	902	408,374,076.51	99.00	5.165	734	452,743	73.78	65.93	78.19
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	34	$2,597,824.27	0.63%	5.177%	697	$76,407	69.84%	61.93%	90.29%
100,000.01 to 200,000.00	186	28,484,476.08	6.91	5.198	727	153,142	77.74	68.92	86.34
200,000.01 to 300,000.00	141	35,192,511.96	8.53	5.125	718	249,592	78.59	70.30	86.61
300,000.01 to 400,000.00	133	47,717,506.27	11.57	5.172	737	358,778	77.92	68.64	76.30
400,000.01 to 500,000.00	127	57,351,047.19	13.90	5.092	734	451,583	72.13	67.28	75.97
500,000.01 to 600,000.00	88	48,752,040.60	11.82	5.059	733	554,000	73.78	67.81	70.28
600,000.01 to 700,000.00	57	37,542,004.40	9.10	5.104	738	658,632	75.29	65.50	67.08
700,000.01 to 800,000.00	46	34,647,451.76	8.40	5.116	733	753,205	76.52	67.76	80.70
800,000.01 to 900,000.00	19	16,376,927.40	3.97	5.147	739	861,944	74.95	67.58	84.22
900,000.01 to 1,000,000.00	50	48,691,434.71	11.80	5.101	734	973,829	65.17	61.36	61.57
1,000,000.01 to 1,100,000.00	4	4,321,486.46	1.05	5.656	729	1,080,372	57.55	57.55	100.00
1,100,000.01 to 1,200,000.00	6	6,930,125.00	1.68	5.386	747	1,155,021	75.59	69.53	100.00
1,200,000.01 to 1,300,000.00	5	6,279,965.72	1.52	5.550	734	1,255,993	70.93	59.13	100.00
1,300,000.01 to 1,400,000.00	2	2,730,000.00	0.66	5.128	720	1,365,000	46.70	46.70	100.00
1,400,000.01 to 1,500,000.00	8	11,779,271.31	2.86	5.440	707	1,472,409	67.60	60.22	87.27
1,500,000.01 to 2,000,000.00	5	8,393,999.98	2.04	5.267	780	1,678,800	56.49	56.49	100.00
2,000,000.01 to 2,500,000.00	1	2,262,818.58	0.55	5.125	665	2,262,819	91.20	70.00	100.00
2,500,000.01 to 3,000,000.00	1	3,000,000.00	0.73	5.750	783	3,000,000	99.67	60.00	100.00
3,000,000.01 or greater	2	9,430,000.00	2.29	5.712	782	4,715,000	82.90	50.00	100.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.251 to 3.500	1	$470,000.00	0.11%	3.500%	777	$470,000	69.63%	69.63%	100.00%
3.501 to 3.750	2	1,546,500.00	0.37	3.672	787	773,250	83.19	64.37	0.00
3.751 to 4.000	4	1,630,755.85	0.40	3.925	735	407,689	64.71	63.62	42.50
4.001 to 4.250	5	2,851,756.24	0.69	4.220	731	570,351	73.86	66.91	91.82
4.251 to 4.500	19	8,154,121.56	1.98	4.440	713	429,164	80.57	67.71	77.83
4.501 to 4.750	72	32,886,032.94	7.97	4.702	722	456,750	77.41	67.80	77.75
4.751 to 5.000	231	99,910,842.07	24.22	4.934	739	432,514	73.45	65.74	69.98
5.001 to 5.250	292	122,343,395.55	29.66	5.189	732	418,984	73.08	67.09	78.18
5.251 to 5.500	216	103,349,829.32	25.06	5.415	738	478,471	71.86	64.16	81.35
5.501 to 5.750	63	28,612,001.36	6.94	5.675	723	454,159	75.54	66.54	91.74
5.751 to 6.000	8	8,935,730.80	2.17	5.945	755	1,116,966	81.88	58.98	98.75
6.001 to 6.250	2	1,789,926.00	0.43	6.125	679	894,963	64.30	64.30	100.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
313 to 324	1	$209,228.29	0.05%	5.000%	690	$209,228	40.99%	40.99%	100.00%
325 to 336	22	9,516,977.70	2.31	5.335	711	432,590	65.08	58.44	54.43
337 to 348	32	17,988,116.07	4.36	5.112	744	562,129	72.16	56.88	78.57
349 to 360	860	384,766,569.63	93.28	5.164	734	447,403	73.99	66.47	78.67
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$1,371,220.94	0.33%	5.368%	717	$274,244	18.07%	18.07%	25.66%
20.01 to 30.00	15	8,784,443.11	2.13	5.136	747	585,630	25.55	25.55	41.69
30.01 to 40.00	28	14,402,326.66	3.49	5.248	750	514,369	35.79	35.79	30.87
40.01 to 50.00	54	26,770,031.23	6.49	5.238	748	495,741	46.19	46.19	61.67
50.01 to 60.00	71	38,076,470.93	9.23	5.127	742	536,288	56.42	56.42	55.39
60.01 to 70.00	120	68,288,410.15	16.56	5.144	728	569,070	66.22	66.22	75.35
70.01 to 75.00	101	50,554,946.96	12.26	5.171	724	500,544	73.92	73.33	90.13
75.01 to 80.00	287	102,179,280.52	24.77	5.172	731	356,025	79.42	77.63	90.90
80.01 to 85.00	7	2,805,841.67	0.68	5.066	695	400,835	83.23	61.82	77.73
85.01 to 90.00	27	14,706,224.74	3.57	5.261	747	544,675	87.80	68.46	94.12
90.01 to 95.00	35	12,935,478.81	3.14	5.187	720	369,585	93.11	74.40	71.76
95.01 to 100.00	165	71,606,215.97	17.36	5.128	739	433,977	99.73	65.75	85.11
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$1,371,220.94	0.33%	5.368%	717	$274,244	18.07%	18.07%	25.66%
20.01 to 30.00	15	8,784,443.11	2.13	5.136	747	585,630	25.55	25.55	41.69
30.01 to 40.00	28	14,402,326.66	3.49	5.248	750	514,369	35.79	35.79	30.87
40.01 to 50.00	122	54,348,704.77	13.18	5.273	746	445,481	68.65	48.12	80.17
50.01 to 60.00	79	43,207,956.28	10.48	5.166	743	546,936	61.47	56.84	59.95
60.01 to 70.00	256	138,765,051.73	33.64	5.129	733	542,051	81.86	68.06	76.62
70.01 to 75.00	98	48,602,291.45	11.78	5.171	724	495,942	74.02	73.97	89.73
75.01 to 80.00	276	94,448,036.08	22.90	5.141	728	342,203	79.47	79.47	91.46
80.01 to 85.00	2	602,750.00	0.15	5.296	682	301,375	84.30	84.30	100.00
85.01 to 90.00	16	4,665,074.12	1.13	5.076	718	291,567	89.33	89.33	96.43
90.01 to 95.00	17	3,161,076.61	0.77	5.241	721	185,946	94.91	94.91	86.51
95.01 to 100.00	1	121,959.94	0.03	5.500	765	121,960	100.00	100.00	100.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	12	$2,909,405.08	0.71%	5.020%	NA	$242,450	75.83%	69.12%	92.97%
526 to 550	1	74,983.21	0.02	5.375	550	74,983	35.55	35.55	100.00
576 to 600	8	3,894,225.27	0.94	5.095	593	486,778	68.21	67.10	94.68
601 to 625	25	9,264,417.92	2.25	5.287	611	370,577	75.29	64.41	100.00
626 to 650	41	16,983,956.45	4.12	5.146	639	414,243	76.53	72.18	98.56
651 to 675	83	33,998,527.43	8.24	5.156	664	409,621	76.76	68.09	98.27
676 to 700	99	40,580,137.35	9.84	5.213	689	409,900	76.61	67.97	90.05
701 to 725	139	58,207,024.09	14.11	5.116	714	418,756	72.87	67.59	79.19
726 to 750	132	61,128,455.79	14.82	5.179	739	463,094	70.78	64.97	73.15
751 to 775	158	68,936,145.05	16.71	5.099	762	436,305	74.13	66.57	69.75
776 to 800	167	95,136,705.64	23.06	5.204	786	569,681	73.52	62.26	72.49
801 to 825	50	21,366,908.41	5.18	5.222	806	427,338	71.01	64.74	55.78
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	7	$2,804,321.83	0.68%	4.669%	717	$400,617	82.12%	69.57%	47.07%
Alaska	2	405,700.63	0.10	5.085	724	202,850	82.71	77.20	100.00
Arizona	27	9,068,125.03	2.20	5.177	723	335,856	75.67	66.42	91.59
Arkansas	5	1,163,095.07	0.28	4.977	733	232,619	79.67	74.86	70.33
California	100	64,556,295.16	15.65	5.221	744	645,563	73.05	65.67	82.70
Colorado	23	13,193,037.28	3.20	5.211	737	573,610	70.64	61.05	70.92
Connecticut	20	14,414,669.96	3.49	5.324	730	720,733	67.59	64.10	63.51
Delaware	2	667,060.00	0.16	4.914	736	333,530	65.76	65.76	100.00
District of Columbia	3	1,323,159.11	0.32	5.161	760	441,053	60.74	49.97	64.24
Florida	111	48,688,506.57	11.80	5.126	734	438,635	77.62	66.18	76.81
Georgia	58	14,280,633.98	3.46	5.040	725	246,218	77.59	72.82	83.64
Hawaii	1	899,900.00	0.22	5.375	709	899,900	68.18	68.18	100.00
Idaho	3	804,886.27	0.20	5.296	726	268,295	100.00	52.10	100.00
Illinois	40	17,199,579.45	4.17	5.000	738	429,989	70.72	61.82	63.11
Indiana	9	3,733,108.76	0.91	5.122	731	414,790	71.71	68.57	63.00
Iowa	1	146,300.00	0.04	5.250	727	146,300	95.00	95.00	0.00
Kentucky	7	1,420,316.91	0.34	5.202	732	202,902	76.12	65.87	92.61
Louisiana	13	5,146,830.84	1.25	5.125	726	395,910	85.94	75.99	77.10
Maine	3	610,350.65	0.15	4.914	776	203,450	63.55	60.28	58.00
Maryland	18	8,341,631.48	2.02	5.168	706	463,424	73.90	68.16	73.26
Massachusetts	31	24,405,352.13	5.92	5.342	759	787,269	75.17	59.90	80.65
Michigan	23	7,074,196.67	1.72	5.124	727	307,574	67.96	66.11	76.88
Minnesota	8	4,517,800.00	1.10	5.132	767	564,725	84.03	71.08	84.67
Missouri	8	2,845,510.00	0.69	5.255	730	355,689	77.34	76.03	94.73
Montana	2	948,000.00	0.23	5.250	763	474,000	79.34	79.34	0.00
Nebraska	3	812,149.27	0.20	5.395	688	270,716	76.52	71.22	74.51
Nevada	17	7,950,288.57	1.93	5.207	728	467,664	70.06	70.06	88.05
New Hampshire	6	1,876,087.99	0.45	5.205	727	312,681	71.36	66.87	59.72
New Jersey	57	29,017,595.78	7.03	5.113	734	509,081	70.32	65.89	76.22
New Mexico	7	2,614,527.67	0.63	5.150	755	373,504	79.60	72.63	100.00
New York	79	41,124,981.43	9.97	5.197	722	520,569	66.61	61.83	74.25
North Carolina	25	8,245,064.15	2.00	5.007	752	329,803	72.47	62.27	73.07
North Dakota	1	280,000.00	0.07	4.938	741	280,000	79.97	79.97	100.00
Ohio	10	3,511,928.29	0.85	5.261	751	351,193	73.47	62.02	76.83
Oklahoma	4	636,262.56	0.15	5.216	744	159,066	74.01	65.74	100.00
Oregon	9	2,269,727.38	0.55	5.058	754	252,192	79.26	73.07	100.00
Pennsylvania	17	7,260,466.10	1.76	5.091	710	427,086	78.56	70.64	85.02
Rhode Island	2	920,000.00	0.22	5.117	679	460,000	80.59	70.97	100.00
South Carolina	16	4,884,246.86	1.18	5.167	747	305,265	80.29	69.04	88.05
Tennessee	11	3,223,061.88	0.78	5.251	719	293,006	76.39	67.22	70.54
Texas	45	17,020,740.80	4.13	5.143	727	378,239	78.61	68.99	77.31
Utah	2	615,900.00	0.15	5.351	726	307,950	88.11	75.94	40.57
Vermont	4	1,217,000.00	0.30	4.919	765	304,250	86.89	71.11	100.00
Virginia	44	17,343,521.67	4.20	5.192	724	394,171	77.86	69.50	89.41
Washington	21	7,791,523.50	1.89	5.138	743	371,025	74.92	70.41	71.56
Wisconsin	7	3,123,450.01	0.76	5.048	720	446,207	72.06	72.06	93.85
Wyoming	3	2,084,000.00	0.51	4.955	700	694,667	46.27	34.20	100.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	708	$332,337,392.02	80.57%	5.173%	732	$469,403	73.36%	67.10%	77.40%
Second Home	122	59,539,962.34	14.43	5.140	743	488,032	71.80	64.34	76.32
Investment	85	20,603,537.33	5.00	5.113	738	242,395	84.47	50.03	94.89
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	508	$243,341,682.90	58.99%	5.181%	733	$479,019	71.77%	65.09%	77.55%
De Minimis PUD	219	98,514,309.23	23.88	5.132	735	449,837	75.42	67.71	81.35
Condominium	116	43,478,508.18	10.54	5.097	739	374,815	81.34	68.01	77.27
Two- to Four-Family	24	11,534,672.58	2.80	5.26	726	480,611	77.24	64.19	84.69
Planned Unit Development	26	7,822,194.75	1.90	5.129	743	300,854	74.40	61.64	56.87
Cooperative	22	7,789,524.05	1.89	5.372	736	354,069	62.84	60.67	70.99
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	533	$220,902,707.35	53.55%	5.142%	739	$414,452	81.38%	69.90%	83.01%
Refinance (No Cash-out)	148	79,724,651.00	19.33	5.160	736	538,680	62.81	58.19	62.32
Refinance (Cash-out)	234	111,853,533.34	27.12	5.214	723	478,007	66.25	63.32	79.70
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	730	$322,205,628.25	78.11%	5.190%	727	$441,378	76.71%	68.05%	100.00%
Alternative Documentation	44	17,006,331.23	4.12	4.896	734	386,508	76.42	69.14	0.00
Stated Documentation	62	32,256,189.02	7.82	5.078	757	520,261	68.40	63.27	0.00
No Income/No Ratio Documentation	79	41,012,743.19	9.94	5.155	770	519,149	52.97	49.22	0.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	863	$396,875,929.77	96.22%	5.158%	735	$459,879	73.72%	65.63%	77.25%
Correspondent	47	11,421,661.92	2.77	5.377	711	243,014	76.54	76.54	100.00
Broker	5	4,183,300.00	1.01	5.296	707	836,660	63.01	57.45	100.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	904	$404,365,726.87	98.03%	5.161%	733	$447,307	73.65%	66.14%	77.98%
2.750	10	2,685,164.82	0.65	5.075	737	268,516	54.44	54.44	54.48
3.000	1	5,430,000.00	1.32	5.500	779	5,430,000	86.19	50.00	100.00
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.251 to 8.500	1	$470,000.00	0.11%	3.500%	777	$470,000	69.63%	69.63%	100.00%
8.501 to 8.750	2	1,546,500.00	0.37	3.672	787	773,250	83.19	64.37	0.00
8.751 to 9.000	4	1,630,755.85	0.40	3.925	735	407,689	64.71	63.62	42.50
9.001 to 9.250	5	2,851,756.24	0.69	4.220	731	570,351	73.86	66.91	91.82
9.251 to 9.500	19	8,154,121.56	1.98	4.440	713	429,164	80.57	67.71	77.83
9.501 to 9.750	71	32,566,748.66	7.90	4.701	721	458,687	77.19	67.78	78.51
9.751 to 10.000	228	97,961,613.78	23.75	4.935	739	429,656	73.67	65.81	69.39
10.001 to 10.250	292	122,343,395.55	29.66	5.189	732	418,984	73.08	67.09	78.18
10.251 to 10.500	210	100,036,340.61	24.25	5.415	738	476,364	71.66	63.97	80.74
10.501 to 10.750	61	27,989,001.36	6.79	5.674	722	458,836	75.46	66.26	93.43
10.751 to 11.000	8	8,935,730.80	2.17	5.945	755	1,116,966	81.88	58.98	98.75
11.001 to 11.250	3	1,999,154.29	0.48	6.007	680	666,385	61.86	61.86	100.00
12.751 to 13.000	11	5,995,772.99	1.45	5.257	743	545,070	75.47	69.37	85.94
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
September 2005	1	$1,099,736.46	0.27%	5.750%	731	$1,099,736	39.29%	39.29%	100.00%
November 2005	2	1,011,393.70	0.25	4.818	683	505,697	82.51	63.69	54.38
December 2005	1	209,228.29	0.05	5.000	690	209,228	40.99	40.99	100.00
January 2006	3	1,291,846.79	0.31	5.060	680	430,616	64.80	64.80	43.94
April 2006	1	598,556.31	0.15	4.750	611	598,556	97.55	70.00	100.00
May 2006	3	938,911.29	0.23	4.554	691	312,970	72.53	66.16	26.04
June 2006	2	497,048.42	0.12	4.840	689	248,524	95.34	60.63	100.00
September 2006	1	658,721.83	0.16	4.000	714	658,722	59.89	59.89	0.00
October 2006	2	361,947.12	0.09	4.852	703	180,974	93.50	56.49	100.00
November 2006	1	99,995.60	0.02	4.750	699	99,996	80.00	80.00	100.00
December 2006	1	184,773.61	0.04	5.000	711	184,774	79.99	79.99	100.00
February 2007	1	666,113.60	0.16	4.750	650	666,114	69.53	69.53	100.00
March 2007	2	430,069.33	0.10	4.445	751	215,035	89.77	89.77	34.84
April 2007	1	99,000.00	0.02	5.625	694	99,000	75.00	75.00	100.00
May 2007	4	1,863,317.93	0.45	4.247	693	465,829	56.63	56.63	69.06
June 2007	2	1,643,475.50	0.40	4.292	759	821,738	66.68	66.68	100.00
July 2007	8	4,674,197.54	1.13	4.586	734	584,275	56.96	50.74	31.52
August 2007	5	1,342,875.14	0.33	4.773	780	268,575	67.94	66.62	79.22
September 2007	6	715,885.81	0.17	5.106	699	119,314	78.62	78.62	100.00
October 2007	10	3,396,277.78	0.82	5.164	745	339,628	88.82	77.33	100.00
November 2007	32	12,831,192.87	3.11	4.997	726	400,975	73.12	67.07	80.05
December 2007	52	23,109,201.67	5.60	4.918	735	444,408	76.84	67.78	81.68
January 2008	74	38,342,024.73	9.30	5.154	736	518,135	76.27	64.86	86.20
February 2008	45	18,908,202.41	4.58	5.136	724	420,182	78.21	67.34	82.97
March 2008	13	6,057,208.55	1.47	5.083	725	465,939	77.66	71.58	92.12
April 2008	3	1,490,061.51	0.36	5.058	740	496,687	55.57	55.57	53.92
May 2008	3	935,361.30	0.23	5.054	716	311,787	71.48	56.90	100.00
July 2008	3	1,554,000.00	0.38	4.841	753	518,000	54.23	54.23	35.65
September 2008	1	360,971.44	0.09	4.750	705	360,971	60.17	60.17	100.00
November 2008	2	1,188,474.84	0.29	5.337	800	594,237	73.05	63.24	67.31
December 2008	2	5,576,300.00	1.35	5.493	778	2,788,150	86.42	51.18	97.38
January 2009	2	1,615,500.00	0.39	5.354	764	807,750	32.52	32.52	100.00
March 2009	2	831,309.87	0.20	5.336	745	415,655	79.78	79.78	100.00
April 2009	3	1,141,878.97	0.28	4.375	732	380,626	88.60	74.70	53.67
May 2009	2	1,924,599.27	0.47	4.563	660	962,300	91.08	68.48	75.34
June 2009	4	1,637,634.28	0.40	4.899	740	409,409	72.70	66.85	65.62
July 2009	3	1,042,598.59	0.25	5.625	797	347,533	78.24	78.24	49.74
August 2009	11	3,776,708.35	0.92	5.317	728	343,337	78.21	71.59	90.26
September 2009	5	1,194,499.51	0.29	5.651	701	238,900	83.18	70.07	63.84
October 2009	9	4,804,177.72	1.16	5.345	730	533,798	63.82	63.04	55.04
November 2009	87	34,515,846.44	8.37	5.148	731	396,734	71.43	64.26	75.60
December 2009	157	65,792,495.01	15.95	5.123	734	419,060	73.89	66.88	83.55
January 2010	180	85,931,549.42	20.83	5.220	736	477,397	72.00	66.89	70.20
February 2010	133	64,648,129.89	15.67	5.353	735	486,076	73.40	64.94	79.40
March 2010	30	11,487,593.00	2.79	5.433	749	382,920	79.67	71.49	81.08
Total:	**915**	**$412,480,891.69**	**100.00%**	**5.165%**	**734**	**$450,799**	**73.69%**	**65.85%**	**78.11%**

GROUP I MORTGAGE LOANS

Total Current Balance		$114,917,201.53	
Total Number of Loans		257	
	Average or Weighted Average(1)	Minimum	Maximum
Current Balance	$447,148.64	$43,611.50	$3,000,000.00
Original Balance	$450,727.43	$44,000.00	$3,000,000.00
Loan Rate	4.995%	3.500%	5.750%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.745%	3.250%	5.500%
Gross Margin	2.005%	2.000%	2.750%
Maximum Loan Rate	9.997%	8.500%	11.250%
Initial Rate Cap	4.979%	2.000%	5.000%
Periodic Rate Cap	1.007%	1.000%	2.000%
Original LTV	75.62%	22.17%	100.00%
Effective LTV	66.36%	22.17%	95.00%
Credit Score	730	587	814
Original Term (mos)	360	360	360
Remaining Term (mos)	356	321	360
Seasoning (mos)	4	0	39
Next Rate Reset	32	6	36
Rate Adj Freq	6	6	12
First Rate Adj Freq	36	36	36
IO Original Term(2)	36	36	36
IO Remaining Term(2)	32	6	36
Top State Concentrations ($)		CA(16.36%),FL(13.56%),NY(8.02%),NJ(6.37%),CO(5.09%)	
First Pay Date		01/01/2002	04/01/2005
Rate Change Date		09/01/2005	03/01/2008
Maturity Date		12/01/2031	03/01/2035

(1) Based on current balances.
(2) For Interest-Only Mortgage Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	4	$823,044.67	0.72%	4.638%	697	$205,761	69.46%	69.46%	34.90%
Six-Month LIBOR	253	114,094,156.86	99.28	4.997	730	450,965	75.67	66.33	83.37
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3 Year/6 Month LIBOR ARM	253	$114,094,156.86	99.28%	4.997%	730	$450,965	75.67%	66.33%	83.37%
3 Year/1 Year Treasury ARM	4	823,044.67	0.72	4.638	697	205,761	69.46	69.46	34.90
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	5	$1,523,044.67	1.33%	4.862%	727	$304,609	83.50%	69.71%	64.82%
Interest-Only	252	113,394,156.86	98.67	4.997	730	449,977	75.52	66.31	83.27
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	13	$1,076,924.22	0.94%	5.014%	702	$82,840	77.89%	73.36%	82.36%
100,000.01 to 200,000.00	60	9,269,704.45	8.07	5.072	726	154,495	80.94	69.35	91.65
200,000.01 to 300,000.00	44	11,349,854.75	9.88	4.928	719	257,951	82.57	72.40	90.89
300,000.01 to 400,000.00	24	8,776,319.39	7.64	4.993	730	365,680	76.04	65.78	79.56
400,000.01 to 500,000.00	36	16,230,375.28	14.12	4.933	730	450,844	72.25	66.88	74.42
500,000.01 to 600,000.00	18	10,051,072.78	8.75	4.779	723	558,393	72.69	67.59	71.26
600,000.01 to 700,000.00	18	11,891,950.17	10.35	4.854	743	660,664	75.15	63.44	56.08
700,000.01 to 800,000.00	15	11,224,951.94	9.77	4.959	722	748,330	83.64	70.16	86.82
800,000.01 to 900,000.00	6	5,155,898.56	4.49	5.068	719	859,316	77.36	72.16	100.00
900,000.01 to 1,000,000.00	11	10,642,214.41	9.26	4.978	722	967,474	78.11	69.86	81.49
1,000,000.01 to 1,100,000.00	2	2,199,736.46	1.91	5.625	761	1,099,868	42.10	42.10	100.00
1,100,000.01 to 1,200,000.00	1	1,101,750.00	0.96	4.750	668	1,101,750	65.00	65.00	100.00
1,200,000.01 to 1,300,000.00	1	1,218,769.37	1.06	5.500	771	1,218,769	100.00	70.00	100.00
1,300,000.01 to 1,400,000.00	2	2,730,000.00	2.38	5.128	720	1,365,000	46.70	46.70	100.00
1,400,000.01 to 1,500,000.00	1	1,459,861.17	1.27	4.250	770	1,459,861	65.00	65.00	100.00
1,500,000.01 to 2,000,000.00	3	5,275,000.00	4.59	5.280	771	1,758,333	51.57	51.57	100.00
2,000,000.01 to 2,500,000.00	1	2,262,818.58	1.97	5.125	665	2,262,819	91.20	70.00	100.00
2,500,000.01 to 3,000,000.00	1	3,000,000.00	2.61	5.750	783	3,000,000	99.67	60.00	100.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
3.251 to 3.500	1	$470,000.00	0.41%	3.500%	777	$470,000	69.63%	69.63%	100.00%
3.501 to 3.750	2	1,546,500.00	1.35	3.672	787	773,250	83.19	64.37	0.00
3.751 to 4.000	4	1,630,755.85	1.42	3.925	735	407,689	64.71	63.62	42.50
4.001 to 4.250	5	2,851,756.24	2.48	4.220	731	570,351	73.86	66.91	91.82
4.251 to 4.500	12	5,094,403.33	4.43	4.444	708	424,534	80.67	63.21	84.21
4.501 to 4.750	42	19,511,770.13	16.98	4.689	719	464,566	75.66	67.71	71.11
4.751 to 5.000	70	25,694,457.20	22.36	4.932	734	367,064	75.51	66.07	82.41
5.001 to 5.250	83	35,752,423.53	31.11	5.175	725	430,752	75.44	67.85	85.02
5.251 to 5.500	33	17,740,287.81	15.44	5.400	735	537,584	73.51	65.76	97.36
5.501 to 5.750	5	4,624,847.44	4.02	5.736	767	924,969	83.08	57.35	100.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
313 to 324	1	$209,228.29	0.18%	5.000%	690	$209,228	40.99%	40.99%	100.00%
325 to 336	6	3,402,976.95	2.96	5.211	698	567,163	61.82	56.22	65.16
337 to 348	14	4,436,137.11	3.86	4.596	685	316,867	80.00	68.02	63.18
349 to 360	236	106,868,859.18	93.00	5.004	733	452,834	75.95	66.66	84.39
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
20.01 to 30.00	2	$1,789,940.00	1.56%	4.936%	733	$894,970	22.38%	22.38%	74.30%
30.01 to 40.00	9	4,092,840.81	3.56	5.273	757	454,760	36.04	36.04	46.49
40.01 to 50.00	13	8,762,579.29	7.63	5.091	765	674,045	46.98	46.98	70.33
50.01 to 60.00	15	8,078,734.79	7.03	4.906	756	538,582	56.45	56.45	55.47
60.01 to 70.00	35	20,230,512.89	17.60	4.891	724	578,015	66.97	66.97	74.72
70.01 to 75.00	25	13,241,025.42	11.52	5.072	711	529,641	73.71	73.32	100.00
75.01 to 80.00	80	23,670,126.73	20.60	4.956	722	295,877	79.50	79.02	89.39
80.01 to 85.00	3	1,152,750.00	1.00	5.095	649	384,250	84.45	67.94	100.00
85.01 to 90.00	8	2,087,894.12	1.82	5.100	725	260,987	89.82	87.30	92.03
90.01 to 95.00	10	4,704,998.32	4.09	5.031	705	470,500	92.28	71.38	94.04
95.01 to 100.00	57	27,105,799.16	23.59	5.006	735	475,540	99.74	65.58	90.47
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
20.01 to 30.00	2	$1,789,940.00	1.56%	4.936%	733	$894,970	22.38%	22.38%	74.30%
30.01 to 40.00	9	4,092,840.81	3.56	5.273	757	454,760	36.04	36.04	46.49
40.01 to 50.00	37	14,763,212.12	12.85	5.037	745	399,006	66.54	48.21	82.39
50.01 to 60.00	19	12,254,234.79	10.66	5.116	756	644,960	71.07	57.66	70.64
60.01 to 70.00	74	43,391,581.50	37.76	4.907	726	586,373	83.11	68.59	81.61
70.01 to 75.00	23	12,060,526.42	10.49	5.065	708	524,371	73.94	73.94	100.00
75.01 to 80.00	78	23,042,542.03	20.05	4.971	721	295,417	79.57	79.57	90.31
80.01 to 85.00	2	602,750.00	0.52	5.296	682	301,375	84.30	84.30	100.00
85.01 to 90.00	7	1,912,394.12	1.66	5.074	726	273,199	89.81	89.81	91.29
90.01 to 95.00	6	1,007,179.74	0.88	5.015	743	167,863	95.00	95.00	72.17
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	1	$235,500.00	0.20%	5.000%	NA	$235,500	75.00%	75.00%	100.00%
576 to 600	5	2,860,200.00	2.49	4.867	597	572,040	72.16	72.16	100.00
601 to 625	6	2,200,956.31	1.92	4.839	610	366,826	91.28	61.17	100.00
626 to 650	10	3,006,329.95	2.62	4.898	643	300,633	81.00	71.72	100.00
651 to 675	27	12,116,569.52	10.54	4.925	663	448,762	83.41	70.86	98.08
676 to 700	28	10,604,251.12	9.23	5.124	689	378,723	80.60	70.34	92.23
701 to 725	44	18,546,173.20	16.14	5.010	714	421,504	72.78	66.38	78.01
726 to 750	35	17,044,716.49	14.83	5.101	739	486,992	69.87	66.09	79.59
751 to 775	47	20,100,201.39	17.49	4.873	763	427,664	74.40	66.64	77.82
776 to 800	46	25,949,839.46	22.58	5.029	785	564,127	75.58	62.67	77.14
801 to 825	8	2,252,464.09	1.96	4.964	804	281,558	70.65	54.66	77.80
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	5	$1,978,621.83	1.72%	4.599%	718	$395,724	77.30%	68.33%	66.71%
Alaska	1	292,000.00	0.25	4.875	717	292,000	80.00	80.00	100.00
Arizona	7	2,378,372.88	2.07	5.097	738	339,768	84.03	71.67	100.00
Arkansas	1	233,195.07	0.20	4.125	653	233,195	78.27	78.27	0.00
California	27	18,796,120.57	16.36	5.121	746	696,153	83.03	67.68	84.91
Colorado	7	5,852,363.58	5.09	5.239	711	836,052	78.17	63.16	93.68
Connecticut	3	1,336,018.52	1.16	5.443	779	445,340	47.13	47.13	88.69
Delaware	1	517,060.00	0.45	4.780	770	517,060	80.00	80.00	100.00
District of Columbia	1	375,000.00	0.33	5.250	788	375,000	39.89	39.89	100.00
Florida	28	15,580,329.40	13.56	5.008	724	556,440	75.22	66.12	82.03
Georgia	20	3,755,424.90	3.27	4.832	694	187,771	77.91	75.45	100.00
Hawaii	1	899,900.00	0.78	5.375	709	899,900	68.18	68.18	100.00
Illinois	11	5,153,604.56	4.48	4.823	742	468,510	71.17	62.13	62.54
Indiana	1	241,520.00	0.21	5.250	771	241,520	80.00	80.00	100.00
Kentucky	3	485,398.10	0.42	5.015	783	161,799	88.88	73.02	100.00
Louisiana	4	1,673,500.00	1.46	4.910	720	418,375	87.91	80.83	92.11
Maryland	5	2,625,500.00	2.28	5.064	691	525,100	67.83	67.83	74.94
Massachusetts	10	4,508,847.14	3.92	4.556	744	450,885	75.72	68.87	59.82
Michigan	5	1,446,797.33	1.26	5.100	702	289,359	80.53	75.17	100.00
Minnesota	1	500,000.00	0.44	5.250	777	500,000	58.82	58.82	0.00
Missouri	3	1,309,010.00	1.14	5.201	761	436,337	72.35	72.35	88.54
Montana	1	444,000.00	0.39	5.250	711	444,000	80.00	80.00	0.00
Nevada	6	2,350,513.57	2.05	5.078	745	391,752	70.76	70.76	100.00
New Hampshire	1	174,594.14	0.15	5.125	738	174,594	54.69	54.69	0.00
New Jersey	14	7,324,230.31	6.37	4.949	732	523,159	62.65	57.18	85.80
New Mexico	2	440,786.00	0.38	5.011	787	220,393	93.63	75.48	100.00
New York	18	9,212,795.70	8.02	4.951	725	511,822	72.41	66.41	72.24
North Carolina	13	4,460,936.60	3.88	4.794	738	343,149	77.59	62.48	77.66
North Dakota	1	280,000.00	0.24	4.938	741	280,000	79.97	79.97	100.00
Ohio	4	2,278,140.16	1.98	5.346	758	569,535	65.50	57.20	79.75
Oklahoma	2	350,062.56	0.30	5.188	754	175,031	79.65	64.61	100.00
Pennsylvania	4	1,788,300.00	1.56	5.128	661	447,075	78.04	76.53	94.97
Rhode Island	1	295,000.00	0.26	5.100	656	295,000	100.00	70.00	100.00
South Carolina	5	1,947,380.76	1.69	4.897	725	389,476	88.10	72.56	100.00
Tennessee	3	636,932.60	0.55	4.939	700	212,311	69.48	69.48	100.00
Texas	17	4,613,576.32	4.01	4.859	725	271,387	86.48	69.12	73.83
Virginia	11	4,164,683.70	3.62	4.994	728	378,608	80.12	71.97	100.00
Washington	6	2,132,685.23	1.86	4.883	741	355,448	74.06	69.42	85.81
Wyoming	3	2,084,000.00	1.81	4.955	700	694,667	46.27	34.20	100.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	195	$88,024,277.71	76.60%	4.987%	727	$451,407	75.54%	67.84%	81.65%
Second Home	36	20,886,893.45	18.18	5.033	739	580,191	71.82	64.24	86.51
Investment	26	6,006,030.37	5.23	4.981	738	231,001	90.05	51.99	91.08
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	149	$68,299,477.63	59.43%	5.028%	730	$458,386	74.00%	66.09%	82.29%
De Minimis PUD	62	29,321,003.85	25.51	4.924	732	472,919	76.14	66.97	83.80
Condominium	30	12,726,822.37	11.07	4.903	720	424,227	82.75	65.88	85.69
Planned Unit Development	8	1,777,583.05	1.55	5.18	728	222,198	81.34	71.66	79.19
Two- to Four-Family	5	1,696,409.18	1.48	5.195	761	339,282	73.80	65.27	100.00
Cooperative	3	1,095,905.45	0.95	5.279	718	365,302	73.71	64.97	57.19
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	155	$60,935,711.93	53.03%	4.946%	733	$393,134	82.26%	70.09%	85.06%
Refinance (No Cash-out)	38	19,538,640.62	17.00	4.920	727	514,175	67.67	62.71	70.45
Refinance (Cash-out)	64	34,442,848.98	29.97	5.123	725	538,170	68.40	61.81	86.57
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	215	$95,412,903.79	83.03%	5.041%	725	$443,781	78.05%	67.72%	100.00%
Alternative Documentation	16	6,939,526.80	6.04	4.551	732	433,720	77.35	71.87	0.00
Stated Documentation	13	6,917,875.61	6.02	4.855	753	532,144	61.85	59.08	0.00
No Income/No Ratio Documentation	13	5,646,895.33	4.91	4.930	778	434,377	49.29	45.45	0.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	233	$108,640,604.41	94.54%	4.986%	731	$466,269	76.17%	66.37%	82.05%
Correspondent	21	3,828,297.12	3.33	5.157	704	182,300	78.35	78.35	100.00
Broker	3	2,448,300.00	2.13	5.133	728	816,100	47.05	47.05	100.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	253	$114,094,156.86	99.28%	4.997%	730	$450,965	75.67%	66.33%	83.37%
2.750	4	823,044.67	0.72	4.638	697	205,761	69.46	69.46	34.90
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
8.251 to 8.500	1	$470,000.00	0.41%	3.500%	777	$470,000	69.63%	69.63%	100.00%
8.501 to 8.750	2	1,546,500.00	1.35	3.672	787	773,250	83.19	64.37	0.00
8.751 to 9.000	4	1,630,755.85	1.42	3.925	735	407,689	64.71	63.62	42.50
9.001 to 9.250	5	2,851,756.24	2.48	4.220	731	570,351	73.86	66.91	91.82
9.251 to 9.500	12	5,094,403.33	4.43	4.444	708	424,534	80.67	63.21	84.21
9.501 to 9.750	42	19,511,770.13	16.98	4.689	719	464,566	75.66	67.71	71.11
9.751 to 10.000	69	25,485,228.91	22.18	4.932	734	369,351	75.79	66.28	82.26
10.001 to 10.250	83	35,752,423.53	31.11	5.175	725	430,752	75.44	67.85	85.02
10.251 to 10.500	33	17,740,287.81	15.44	5.400	735	537,584	73.51	65.76	97.36
10.501 to 10.750	5	4,624,847.44	4.02	5.736	767	924,969	83.08	57.35	100.00
11.001 to 11.250	1	209,228.29	0.18	5.000	690	209,228	40.99	40.99	100.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
September 2005	1	$1,099,736.46	0.96%	5.750%	731	$1,099,736	39.29%	39.29%	100.00%
November 2005	2	1,011,393.70	0.88	4.818	683	505,697	82.51	63.69	54.38
December 2005	1	209,228.29	0.18	5.000	690	209,228	40.99	40.99	100.00
January 2006	3	1,291,846.79	1.12	5.060	680	430,616	64.80	64.80	43.94
April 2006	1	598,556.31	0.52	4.750	611	598,556	97.55	70.00	100.00
May 2006	3	938,911.29	0.82	4.554	691	312,970	72.53	66.16	26.04
June 2006	2	497,048.42	0.43	4.840	689	248,524	95.34	60.63	100.00
September 2006	1	658,721.83	0.57	4.000	714	658,722	59.89	59.89	0.00
October 2006	2	361,947.12	0.31	4.852	703	180,974	93.50	56.49	100.00
November 2006	1	99,995.60	0.09	4.750	699	99,996	80.00	80.00	100.00
December 2006	1	184,773.61	0.16	5.000	711	184,774	79.99	79.99	100.00
February 2007	1	666,113.60	0.58	4.750	650	666,114	69.53	69.53	100.00
March 2007	2	430,069.33	0.37	4.445	751	215,035	89.77	89.77	34.84
May 2007	3	1,573,391.93	1.37	3.901	713	524,464	59.70	59.70	63.36
June 2007	2	1,643,475.50	1.43	4.292	759	821,738	66.68	66.68	100.00
July 2007	8	4,674,197.54	4.07	4.586	734	584,275	56.96	50.74	31.52
August 2007	5	1,342,875.14	1.17	4.773	780	268,575	67.94	66.62	79.22
September 2007	6	715,885.81	0.62	5.106	699	119,314	78.62	78.62	100.00
October 2007	8	2,531,277.78	2.20	5.135	738	316,410	87.56	79.26	100.00
November 2007	31	12,446,192.87	10.83	4.982	727	401,490	73.65	67.41	82.53
December 2007	51	22,879,367.93	19.91	4.918	735	448,615	76.90	67.74	82.50
January 2008	72	37,635,053.89	32.75	5.151	736	522,709	76.38	64.75	85.95
February 2008	41	16,830,074.54	14.65	5.110	725	410,490	81.03	69.73	93.10
March 2008	9	4,597,066.25	4.00	4.948	726	510,785	79.04	73.38	100.00
Total:	**257**	**$114,917,201.53**	**100.00%**	**4.995%**	**730**	**$447,149**	**75.62%**	**66.36%**	**83.03%**

GROUP II MORTGAGE LOANS

Total Current Balance		$297,563,690.16	
Total Number of Loans		658	

	Average or Weighted Average[1]	Minimum	Maximum
Current Balance	$452,224.45	$19,343.49	$5,430,000.00
Original Balance	$457,300.04	$37,500.00	$5,430,000.00
Loan Rate	5.231%	4.375%	6.125%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.981%	4.125%	5.875%
Gross Margin	2.023%	2.000%	3.000%
Maximum Loan Rate	10.286%	9.375%	13.000%
Initial Rate Cap [2]	5.000%	2.000%	5.000%
Periodic Rate Cap [2]	1.006%	1.000%	2.000%
Original LTV	72.94%	11.35%	100.00%
Effective LTV	65.65%	11.35%	100.00%
Credit Score	736	550	821
Original Term (mos)	360	360	360
Remaining Term (mos)	356	325	360
Seasoning (mos)	4	0	35
Next Rate Reset	56	25	60
Rate Adj Freq	6	6	12
First Rate Adj Freq	60	60	60
IO Original Term[3]	60	60	60
IO Remaining Term[3]	56	25	60
Top State Concentrations ($)	CA(15.38%),FL(11.13%),NY(10.72%),NJ(7.29%),MA(6.69%)		
First Pay Date		05/01/2002	04/01/2005
Rate Change Date		04/01/2007	03/01/2010
Maturity Date		04/01/2032	03/01/2035

(1) Based on current balances.

(2) Excludes 11 Interest-Only Mortgage Loans with a maximum rate of 13%, which do not have initial rate caps or periodic rate caps.

(3) For Interest-Only Mortgage Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
One-Year Treasury	6	$1,862,120.15	0.63%	5.268%	755	$310,353	47.80%	47.80%	63.13%
Six-Month LIBOR	652	295,701,570.01	99.37	5.231	736	453,530	73.10	65.77	76.30
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
5 Year/6 Month LIBOR ARM	652	$295,701,570.01	99.37%	5.231%	736	$453,530	73.10%	65.77%	76.30%
5 Year/1 Year Treasury ARM	6	1,862,120.15	0.63	5.268	755	310,353	47.80	47.80	63.13
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Fully Amortizing	8	$2,583,770.51	0.87%	5.310%	758	$322,971	53.32%	50.62%	73.43%
Interest-Only	650	294,979,919.65	99.13	5.230	736	453,815	73.11	65.79	76.24
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
0.01 to 100,000.00	21	$1,520,900.05	0.51%	5.292%	694	$72,424	64.15%	53.84%	95.91%
100,000.01 to 200,000.00	126	19,214,771.63	6.46	5.258	727	152,498	76.19	68.72	83.78
200,000.01 to 300,000.00	97	23,842,657.21	8.01	5.219	718	245,801	76.70	69.30	84.58
300,000.01 to 400,000.00	109	38,941,186.88	13.09	5.213	739	357,259	78.34	69.28	75.56
400,000.01 to 500,000.00	91	41,120,671.91	13.82	5.155	736	451,876	72.08	67.44	76.59
500,000.01 to 600,000.00	70	38,700,967.82	13.01	5.132	736	552,871	74.07	67.86	70.03
600,000.01 to 700,000.00	39	25,650,054.23	8.62	5.220	736	657,694	75.36	66.45	72.17
700,000.01 to 800,000.00	31	23,422,499.82	7.87	5.191	738	755,565	73.11	66.61	77.77
800,000.01 to 900,000.00	13	11,221,028.84	3.77	5.184	748	863,156	73.85	65.47	76.97
900,000.01 to 1,000,000.00	39	38,049,220.30	12.79	5.136	737	975,621	61.55	58.99	55.99
1,000,000.01 to 1,100,000.00	2	2,121,750.00	0.71	5.689	697	1,060,875	73.57	73.57	100.00
1,100,000.01 to 1,200,000.00	5	5,828,375.00	1.96	5.506	762	1,165,675	77.59	70.39	100.00
1,200,000.01 to 1,300,000.00	4	5,061,196.35	1.70	5.562	725	1,265,299	63.93	56.52	100.00
1,400,000.01 to 1,500,000.00	7	10,319,410.14	3.47	5.609	698	1,474,201	67.97	59.55	85.47
1,500,000.01 to 2,000,000.00	2	3,118,999.98	1.05	5.246	797	1,559,500	64.83	64.83	100.00
3,000,000.01 or greater	2	9,430,000.00	3.17	5.712	782	4,715,000	82.90	50.00	100.00
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
4.251 to 4.500	7	$3,059,718.23	1.03%	4.434%	722	$437,103	80.40%	75.21%	67.20%
4.501 to 4.750	30	13,374,262.81	4.49	4.721	726	445,809	79.96	67.93	87.43
4.751 to 5.000	161	74,216,384.87	24.94	4.935	741	460,971	72.74	65.63	65.68
5.001 to 5.250	209	86,590,972.02	29.10	5.195	735	414,311	72.10	66.77	75.36
5.251 to 5.500	183	85,609,541.51	28.77	5.418	739	467,812	71.52	63.83	78.04
5.501 to 5.750	58	23,987,153.92	8.06	5.663	715	413,572	74.08	68.32	90.15
5.751 to 6.000	8	8,935,730.80	3.00	5.945	755	1,116,966	81.88	58.98	98.75
6.001 to 6.250	2	1,789,926.00	0.60	6.125	679	894,963	64.30	64.30	100.00
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
325 to 336	16	$6,114,000.75	2.05%	5.404%	719	$382,125	66.89%	59.67%	48.46%
337 to 348	18	13,551,978.96	4.55	5.281	763	752,888	69.60	53.23	83.61
349 to 360	624	277,897,710.45	93.39	5.225	735	445,349	73.24	66.39	76.47
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$1,371,220.94	0.46%	5.368%	717	$274,244	18.07%	18.07%	25.66%
20.01 to 30.00	13	6,994,503.11	2.35	5.187	750	538,039	26.36	26.36	33.34
30.01 to 40.00	19	10,309,485.85	3.46	5.238	747	542,605	35.69	35.69	24.67
40.01 to 50.00	41	18,007,451.94	6.05	5.310	740	439,206	45.80	45.80	57.45
50.01 to 60.00	56	29,997,736.14	10.08	5.187	738	535,674	56.42	56.42	55.37
60.01 to 70.00	85	48,057,897.26	16.15	5.250	729	565,387	65.91	65.91	75.61
70.01 to 75.00	76	37,313,921.54	12.54	5.205	728	490,973	74.00	73.33	86.62
75.01 to 80.00	207	78,509,153.79	26.38	5.237	734	379,271	79.39	77.21	91.35
80.01 to 85.00	4	1,653,091.67	0.56	5.045	727	413,273	82.38	57.56	62.19
85.01 to 90.00	19	12,618,330.62	4.24	5.288	751	664,123	87.47	65.35	94.47
90.01 to 95.00	25	8,230,480.49	2.77	5.276	729	329,219	93.59	76.12	59.02
95.01 to 100.00	108	44,500,416.81	14.95	5.203	741	412,041	99.73	65.85	81.85
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Effective Loan-to-Value Ratios at Origination

Range of Effective Loan-to-Value Ratios at Origination (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
10.01 to 20.00	5	$1,371,220.94	0.46%	5.368%	717	$274,244	18.07%	18.07%	25.66%
20.01 to 30.00	13	6,994,503.11	2.35	5.187	750	538,039	26.36	26.36	33.34
30.01 to 40.00	19	10,309,485.85	3.46	5.238	747	542,605	35.69	35.69	24.67
40.01 to 50.00	85	39,585,492.65	13.30	5.361	747	465,712	69.43	48.09	79.34
50.01 to 60.00	60	30,953,721.49	10.40	5.186	738	515,895	57.67	56.51	55.71
60.01 to 70.00	182	95,373,470.23	32.05	5.229	736	524,030	81.29	67.82	74.35
70.01 to 75.00	75	36,541,765.03	12.28	5.206	729	487,224	74.05	73.98	86.34
75.01 to 80.00	198	71,405,494.05	24.00	5.196	730	360,634	79.45	79.45	91.83
85.01 to 90.00	9	2,752,680.00	0.93	5.077	713	305,853	89.00	89.00	100.00
90.01 to 95.00	11	2,153,896.87	0.72	5.347	711	195,809	94.87	94.87	93.21
95.01 to 100.00	1	121,959.94	0.04	5.500	765	121,960	100.00	100.00	100.00
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Not Available	11	$2,673,905.08	0.90%	5.022%	NA	$243,082	75.90%	68.60%	92.35%
526 to 550	1	74,983.21	0.03	5.375	550	74,983	35.55	35.55	100.00
576 to 600	3	1,034,025.27	0.35	5.725	580	344,675	57.29	53.13	79.98
601 to 625	19	7,063,461.61	2.37	5.427	612	371,761	70.30	65.42	100.00
626 to 650	31	13,977,626.50	4.70	5.200	638	450,891	75.57	72.28	98.25
651 to 675	56	21,881,957.91	7.35	5.284	665	390,749	73.08	66.55	98.37
676 to 700	71	29,975,886.23	10.07	5.245	689	422,196	75.20	67.13	89.29
701 to 725	95	39,660,850.89	13.33	5.165	714	417,483	72.91	68.15	79.74
726 to 750	97	44,083,739.30	14.81	5.209	739	454,472	71.13	64.53	70.66
751 to 775	111	48,835,943.66	16.41	5.191	762	439,963	74.01	66.54	66.43
776 to 800	121	69,186,866.18	23.25	5.269	786	571,792	72.75	62.11	70.75
801 to 825	42	19,114,444.32	6.42	5.252	806	455,106	71.05	65.93	53.19
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Alabama	2	$825,700.00	0.28%	4.838%	713	$412,850	93.69%	72.54%	0.00%
Alaska	1	113,700.63	0.04	5.625	743	113,701	89.66	70.00	100.00
Arizona	20	6,689,752.15	2.25	5.206	717	334,488	72.70	64.55	88.59
Arkansas	4	929,900.00	0.31	5.191	752	232,475	80.02	74.01	87.97
California	73	45,760,174.59	15.38	5.263	743	626,852	68.95	64.84	81.79
Colorado	16	7,340,673.70	2.47	5.188	758	458,792	64.64	59.37	52.78
Connecticut	17	13,078,651.44	4.40	5.312	725	769,332	69.68	65.84	60.93
Delaware	1	150,000.00	0.05	5.375	618	150,000	16.67	16.67	100.00
District of Columbia	2	948,159.11	0.32	5.125	749	474,080	68.99	53.96	50.10
Florida	83	33,108,177.17	11.13	5.182	739	398,894	78.74	66.21	74.36
Georgia	38	10,525,209.08	3.54	5.114	736	276,979	77.48	71.88	77.81
Idaho	3	804,886.27	0.27	5.296	726	268,295	100.00	52.10	100.00
Illinois	29	12,045,974.89	4.05	5.075	736	415,378	70.52	61.69	63.36
Indiana	8	3,491,588.76	1.17	5.113	728	436,449	71.14	67.78	60.44
Iowa	1	146,300.00	0.05	5.250	727	146,300	95.00	95.00	0.00
Kentucky	4	934,918.81	0.31	5.299	706	233,730	69.50	62.16	88.78
Louisiana	9	3,473,330.84	1.17	5.228	729	385,926	84.99	73.66	69.87
Maine	3	610,350.65	0.21	4.914	776	203,450	63.55	60.28	58.00
Maryland	13	5,716,131.48	1.92	5.215	713	439,702	76.69	68.31	72.48
Massachusetts	21	19,896,504.99	6.69	5.520	762	947,453	75.05	57.87	85.37
Michigan	18	5,627,399.34	1.89	5.130	734	312,633	64.73	63.78	70.93
Minnesota	7	4,017,800.00	1.35	5.117	765	573,971	87.17	72.61	95.20
Missouri	5	1,536,500.00	0.52	5.302	704	307,300	81.60	79.16	100.00
Montana	1	504,000.00	0.17	5.250	809	504,000	78.75	78.75	0.00
Nebraska	3	812,149.27	0.27	5.395	688	270,716	76.52	71.22	74.51
Nevada	11	5,599,775.00	1.88	5.261	720	509,070	69.76	69.76	83.04
New Hampshire	5	1,701,493.85	0.57	5.214	726	340,299	73.07	68.12	65.84
New Jersey	43	21,693,365.47	7.29	5.168	735	504,497	72.91	68.83	72.98
New Mexico	5	2,173,741.67	0.73	5.178	749	434,748	76.75	72.05	100.00
New York	61	31,912,185.73	10.72	5.267	721	523,151	64.94	60.51	74.83
North Carolina	12	3,784,127.55	1.27	5.257	767	315,344	66.44	62.01	67.66
Ohio	6	1,233,788.13	0.41	5.103	736	205,631	88.19	70.91	71.44
Oklahoma	2	286,200.00	0.10	5.250	732	143,100	67.11	67.11	100.00
Oregon	9	2,269,727.38	0.76	5.058	754	252,192	79.26	73.07	100.00
Pennsylvania	13	5,472,166.10	1.84	5.079	726	420,936	78.74	68.71	81.76
Rhode Island	1	625,000.00	0.21	5.125	690	625,000	71.43	71.43	100.00
South Carolina	11	2,936,866.10	0.99	5.345	762	266,988	75.11	66.70	80.13
Tennessee	8	2,586,129.28	0.87	5.327	724	323,266	78.09	66.66	63.28
Texas	28	12,407,164.48	4.17	5.248	727	443,113	75.68	68.94	78.61
Utah	2	615,900.00	0.21	5.351	726	307,950	88.11	75.94	40.57
Vermont	4	1,217,000.00	0.41	4.919	765	304,250	86.89	71.11	100.00
Virginia	33	13,178,837.97	4.43	5.255	722	399,359	77.15	68.72	86.06
Washington	15	5,658,838.27	1.90	5.233	744	377,256	75.24	70.78	66.19
Wisconsin	7	3,123,450.01	1.05	5.048	720	446,207	72.06	72.06	93.85
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Primary	513	$244,313,114.31	82.10%	5.240%	734	$476,244	72.57%	66.83%	75.86%
Second Home	86	38,653,068.89	12.99	5.198	744	449,454	71.79	64.40	70.81
Investment	59	14,597,506.96	4.91	5.168	738	247,415	82.18	49.22	96.46
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Single Family	359	$175,042,205.27	58.83%	5.240%	734	$487,583	70.91%	64.70%	75.70%
De Minimis PUD	157	69,193,305.38	23.25	5.221	737	440,722	75.11	68.02	80.32
Condominium	86	30,751,685.81	10.33	5.178	747	357,578	80.76	68.89	73.78
Two- to Four-Family	19	9,838,263.40	3.31	5.271	720	517,803	77.84	64	82.05
Cooperative	19	6,693,618.60	2.25	5.387	738	352,296	61.07	59.97	73.25
Planned Unit Development	18	6,044,611.70	2.03	5.114	748	335,812	72.36	58.69	50.31
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Purchase	378	$159,966,995.42	53.76%	5.217%	741	$423,193	81.04%	69.82%	82.23%
Refinance (No Cash-out)	110	60,186,010.38	20.23	5.238	739	547,146	61.23	56.72	59.67
Refinance (Cash-out)	170	77,410,684.36	26.01	5.255	723	455,357	65.30	63.99	76.65
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Full Documentation	515	$226,792,724.46	76.22%	5.252%	728	$440,374	76.14%	68.19%	100.00%
Alternative Documentation	28	10,066,804.43	3.38	5.134	736	359,529	75.79	67.26	0.00
Stated Documentation	49	25,338,313.41	8.52	5.138	758	517,108	70.19	64.41	0.00
No Income/No Ratio Documentation	66	35,365,847.86	11.89	5.191	769	535,846	53.55	49.82	0.00
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Channel

Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
Retail	630	$288,235,325.36	96.87%	5.223%	737	$457,516	72.79%	65.35%	75.45%
Correspondent	26	7,593,364.80	2.55	5.488	714	292,052	75.62	75.62	100.00
Broker	2	1,735,000.00	0.58	5.527	677	867,500	85.53	72.13	100.00
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
2.000	651	$290,271,570.01	97.55%	5.226%	735	$445,886	72.85%	66.06%	75.86%
2.750	6	1,862,120.15	0.63	5.268	755	310,353	47.80	47.80	63.13
3.000	1	5,430,000.00	1.82	5.500	779	5,430,000	86.19	50.00	100.00
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
9.251 to 9.500	7	$3,059,718.23	1.03%	4.434%	722	$437,103	80.40%	75.21%	67.20%
9.501 to 9.750	29	13,054,978.53	4.39	4.721	724	450,172	79.47	67.88	89.56
9.751 to 10.000	159	72,476,384.87	24.36	4.937	741	455,826	72.93	65.65	64.86
10.001 to 10.250	209	86,590,972.02	29.10	5.195	735	414,311	72.10	66.77	75.36
10.251 to 10.500	177	82,296,052.80	27.66	5.418	739	464,949	71.26	63.59	77.15
10.501 to 10.750	56	23,364,153.92	7.85	5.661	713	417,217	73.95	68.02	92.13
10.751 to 11.000	8	8,935,730.80	3.00	5.945	755	1,116,966	81.88	58.98	98.75
11.001 to 11.250	2	1,789,926.00	0.60	6.125	679	894,963	64.30	64.30	100.00
12.751 to 13.000	11	5,995,772.99	2.01	5.257	743	545,070	75.47	69.37	85.94
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Weighted Average Effective LTV	Percent Full Doc
April 2007	1	$99,000.00	0.03%	5.625%	694	$99,000	75.00%	75.00%	100.00%
May 2007	1	289,926.00	0.10	6.125	584	289,926	40.00	40.00	100.00
October 2007	2	865,000.00	0.29	5.251	766	432,500	92.50	71.69	100.00
November 2007	1	385,000.00	0.13	5.500	695	385,000	56.20	56.20	0.00
December 2007	1	229,833.74	0.08	4.875	712	229,834	71.08	71.08	0.00
January 2008	2	706,970.84	0.24	5.325	731	353,485	70.51	70.51	100.00
February 2008	4	2,078,127.87	0.70	5.349	717	519,532	55.35	48.00	0.93
March 2008	4	1,460,142.30	0.49	5.510	723	365,036	73.33	65.90	67.30
April 2008	3	1,490,061.51	0.50	5.058	740	496,687	55.57	55.57	53.92
May 2008	3	935,361.30	0.31	5.054	716	311,787	71.48	56.90	100.00
July 2008	3	1,554,000.00	0.52	4.841	753	518,000	54.23	54.23	35.65
September 2008	1	360,971.44	0.12	4.750	705	360,971	60.17	60.17	100.00
November 2008	2	1,188,474.84	0.40	5.337	800	594,237	73.05	63.24	67.31
December 2008	2	5,576,300.00	1.87	5.493	778	2,788,150	86.42	51.18	97.38
January 2009	2	1,615,500.00	0.54	5.354	764	807,750	32.52	32.52	100.00
March 2009	2	831,309.87	0.28	5.336	745	415,655	79.78	79.78	100.00
April 2009	3	1,141,878.97	0.38	4.375	732	380,626	88.60	74.70	53.67
May 2009	2	1,924,599.27	0.65	4.563	660	962,300	91.08	68.48	75.34
June 2009	4	1,637,634.28	0.55	4.899	740	409,409	72.70	66.85	65.62
July 2009	3	1,042,598.59	0.35	5.625	797	347,533	78.24	78.24	49.74
August 2009	11	3,776,708.35	1.27	5.317	728	343,337	78.21	71.59	90.26
September 2009	5	1,194,499.51	0.40	5.651	701	238,900	83.18	70.07	63.84
October 2009	9	4,804,177.72	1.61	5.345	730	533,798	63.82	63.04	55.04
November 2009	87	34,515,846.44	11.60	5.148	731	396,734	71.43	64.26	75.60
December 2009	157	65,792,495.01	22.11	5.123	734	419,060	73.89	66.88	83.55
January 2010	180	85,931,549.42	28.88	5.220	736	477,397	72.00	66.89	70.20
February 2010	133	64,648,129.89	21.73	5.353	735	486,076	73.40	64.94	79.40
March 2010	30	11,487,593.00	3.86	5.433	749	382,920	79.67	71.49	81.08
Total:	**658**	**$297,563,690.16**	**100.00%**	**5.231%**	**736**	**$452,224**	**72.94%**	**65.65%**	**76.22%**

To Maturity

Percentage of Class 1-A Certificates Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
April 25, 2006	85	79	74	69	64
April 25, 2007	71	63	55	47	40
April 25, 2008	60	49	40	32	25
April 25, 2009	49	39	30	22	16
April 25, 2010	41	30	22	15	10
April 25, 2011	34	24	16	10	6
April 25, 2012	28	19	12	7	4
April 25, 2013	24	15	9	5	3
April 25, 2014	20	11	6	3	2
April 25, 2015	16	9	5	2	1
April 25, 2016	13	7	3	2	1
April 25, 2017	11	5	2	1	*
April 25, 2018	9	4	2	1	*
April 25, 2019	7	3	1	*	*
April 25, 2020	6	2	1	*	*
April 25, 2021	5	2	1	*	*
April 25, 2022	4	1	*	*	*
April 25, 2023	3	1	*	*	*
April 25, 2024	3	1	*	*	*
April 25, 2025	2	1	*	*	*
April 25, 2026	2	*	*	*	*
April 25, 2027	1	*	*	*	*
April 25, 2028	1	*	*	*	*
April 25, 2029	1	*	*	*	*
April 25, 2030	*	*	*	*	*
April 25, 2031	*	*	*	*	*
April 25, 2032	*	*	*	*	*
April 25, 2033	*	*	*	*	*
April 25, 2034	*	*	*	*	*
April 25, 2035	0	0	0	0	0
WAL(yrs)	5.49	4.18	3.30	2.68	2.23

To Maturity

Percentage of Class 2-A Certificates Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
April 25, 2006	85	79	74	69	64
April 25, 2007	71	63	55	47	40
April 25, 2008	60	50	40	32	25
April 25, 2009	51	40	30	23	16
April 25, 2010	43	32	23	16	11
April 25, 2011	36	25	17	11	7
April 25, 2012	30	19	12	7	4
April 25, 2013	25	15	9	5	3
April 25, 2014	20	12	7	3	2
April 25, 2015	17	9	5	2	1
April 25, 2016	14	7	3	2	1
April 25, 2017	11	6	3	1	*
April 25, 2018	9	4	2	1	*
April 25, 2019	8	3	1	*	*
April 25, 2020	6	3	1	*	*
April 25, 2021	5	2	1	*	*
April 25, 2022	4	1	*	*	*
April 25, 2023	3	1	*	*	*
April 25, 2024	3	1	*	*	*
April 25, 2025	2	1	*	*	*
April 25, 2026	2	*	*	*	*
April 25, 2027	1	*	*	*	*
April 25, 2028	1	*	*	*	*
April 25, 2029	1	*	*	*	*
April 25, 2030	1	*	*	*	*
April 25, 2031	*	*	*	*	*
April 25, 2032	*	*	*	*	*
April 25, 2033	*	*	*	*	*
April 25, 2034	*	*	*	*	*
April 25, 2035	0	0	0	0	0
WAL(yrs)	5.59	4.24	3.34	2.71	2.24

To Maturity

Percentage of Class M-1, Class M-2 and Class M-3 Certificates Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
April 25, 2006	100	100	100	100	100
April 25, 2007	100	100	100	100	100
April 25, 2008	100	100	100	100	100
April 25, 2009	99	82	74	70	65
April 25, 2010	88	65	55	48	42
April 25, 2011	74	51	41	33	26
April 25, 2012	61	40	30	23	17
April 25, 2013	51	31	22	15	11
April 25, 2014	42	24	16	11	7
April 25, 2015	35	19	12	7	4
April 25, 2016	29	15	8	5	3
April 25, 2017	24	11	6	3	2
April 25, 2018	19	9	4	2	1
April 25, 2019	16	7	3	2	1
April 25, 2020	13	5	2	1	*
April 25, 2021	10	4	2	1	*
April 25, 2022	8	3	1	*	*
April 25, 2023	7	2	1	*	*
April 25, 2024	5	2	1	*	*
April 25, 2025	4	1	*	*	*
April 25, 2026	3	1	*	*	*
April 25, 2027	3	1	*	*	*
April 25, 2028	2	*	*	*	*
April 25, 2029	1	*	*	*	*
April 25, 2030	1	*	*	*	*
April 25, 2031	1	*	*	*	*
April 25, 2032	*	*	*	*	*
April 25, 2033	*	*	*	*	*
April 25, 2034	*	*	*	*	*
April 25, 2035	0	0	0	0	0
WAL(yrs)	9.51	7.29	6.30	5.72	5.28

Class 1-A Certificates Yield Table (To Roll)*

	15% CPB To Roll	20% CPB To Roll	25% CPB To Roll	30% CPB To Roll	35% CPB To Roll
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.14	4.56369	4.54635	4.52704	4.50543	4.48113
100.16	4.55368	4.53559	4.51543	4.49289	4.46753
100.18	4.54367	4.52482	4.50383	4.48035	4.45393
100.20	4.53366	4.51406	4.49223	4.46781	4.44034
100.22	4.52366	4.50331	4.48064	4.45528	4.42676
100.24	4.51366	4.49255	4.46905	4.44275	4.41317
100.26	4.50366	4.48180	4.45746	4.43022	4.39960
100.28	4.49366	4.47106	4.44588	4.41770	4.38602
100.30	4.48367	4.46031	4.43430	4.40519	4.37245
100.32	4.47368	4.44957	4.42272	4.39267	4.35889
100.34	4.46369	4.43883	4.41115	4.38017	4.34533
100.36	4.45371	4.42810	4.39958	4.36766	4.33178
100.38	4.44373	4.41737	4.38801	4.35516	4.31823
100.40	4.43375	4.40664	4.37645	4.34267	4.30468
100.42	4.42377	4.39592	4.36489	4.33017	4.29114
100.44	4.41380	4.38519	4.35333	4.31769	4.27761
100.46	4.40383	4.37448	4.34178	4.30520	4.26407
100.48	4.39386	4.36376	4.33023	4.29272	4.25055
100.50	4.38390	4.35305	4.31869	4.28025	4.23702
100.52	4.37393	4.34234	4.30715	4.26778	4.22351
100.54	4.36397	4.33163	4.29561	4.25531	4.20999
100.56	4.35402	4.32093	4.28408	4.24284	4.19649
100.58	4.34407	4.31023	4.27255	4.23039	4.18298
100.60	4.33411	4.29954	4.26102	4.21793	4.16948
100.62	4.32417	4.28884	4.24950	4.20548	4.15599
100.64	4.31422	4.27815	4.23798	4.19303	4.14250
100.66	4.30428	4.26747	4.22646	4.18059	4.12901
WAL(yrs)	2.15	1.99	1.85	1.70	1.57
Payment Window	May05 - Dec07	May05 - Dec07	May05 - Dec07	May05 - Dec07	May05 - Dec07

* *Assumes collateral accrual from April 1, 2005.*

Class 2-A Certificates Yield Table (To Roll)*

	15% CPB *To Roll*	20% CPB *To Roll*	25% CPB *To Roll*	30% CPB *To Roll*	35% CPB *To Roll*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.01	4.91493	4.90021	4.88337	4.86414	4.84227
100.03	4.90804	4.89246	4.87464	4.85430	4.83115
100.05	4.90115	4.88471	4.86592	4.84446	4.82003
100.07	4.89427	4.87697	4.85719	4.83462	4.80892
100.09	4.88738	4.86923	4.84848	4.82478	4.79782
100.11	4.88050	4.86150	4.83976	4.81495	4.78671
100.13	4.87362	4.85376	4.83105	4.80512	4.77562
100.15	4.86675	4.84603	4.82234	4.79530	4.76452
100.17	4.85987	4.83830	4.81363	4.78548	4.75343
100.19	4.85300	4.83058	4.80493	4.77566	4.74235
100.21	4.84613	4.82285	4.79623	4.76584	4.73127
100.23	4.83926	4.81513	4.78753	4.75603	4.72019
100.25	4.83239	4.80741	4.77884	4.74623	4.70912
100.27	4.82553	4.79969	4.77015	4.73642	4.69805
100.29	4.81867	4.79198	4.76146	4.72662	4.68699
100.31	4.81181	4.78427	4.75277	4.71683	4.67593
100.33	4.80495	4.77656	4.74409	4.70703	4.66487
100.35	4.79809	4.76885	4.73541	4.69724	4.65382
100.37	4.79124	4.76114	4.72673	4.68746	4.64277
100.39	4.78438	4.75344	4.71806	4.67767	4.63173
100.41	4.77753	4.74574	4.70939	4.66790	4.62069
100.43	4.77069	4.73804	4.70072	4.65812	4.60965
100.45	4.76384	4.73035	4.69205	4.64835	4.59862
100.47	4.75700	4.72266	4.68339	4.63858	4.58760
100.49	4.75015	4.71497	4.67473	4.62881	4.57657
100.51	4.74331	4.70728	4.66608	4.61905	4.56555
100.53	4.73648	4.69959	4.65742	4.60930	4.55454
WAL(yrs)	3.26	2.89	2.55	2.24	1.97
Payment Window	May05 - Feb10	May05 - Feb10	May05 - Feb10	May05 - Feb10	May05 - Feb10

* *Assumes collateral accrual from April 1, 2005.*

Class M-1, Class M-2 and Class M-3 Certificates Yield Table (To Roll)*

	15% CPB To Roll	20% CPB To Roll	25% CPB To Roll	30% CPB To Roll	35% CPB To Roll
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
97.17	5.68414	5.70908	5.72288	5.73114	5.73953
97.19	5.67849	5.70321	5.71689	5.72508	5.73340
97.21	5.67284	5.69735	5.71091	5.71902	5.72727
97.23	5.66719	5.69148	5.70492	5.71297	5.72114
97.25	5.66155	5.68562	5.69894	5.70692	5.71502
97.27	5.65590	5.67976	5.69296	5.70086	5.70889
97.29	5.65026	5.67390	5.68698	5.69482	5.70277
97.31	5.64462	5.66805	5.68101	5.68877	5.69665
97.33	5.63898	5.66219	5.67503	5.68272	5.69053
97.35	5.63334	5.65634	5.66906	5.67668	5.68441
97.37	5.62770	5.65048	5.66309	5.67063	5.67830
97.39	5.62207	5.64463	5.65712	5.66459	5.67218
97.41	5.61643	5.63878	5.65115	5.65855	5.66607
97.43	5.61080	5.63293	5.64518	5.65251	5.65996
97.45	5.60517	5.62709	5.63921	5.64647	5.65385
97.47	5.59954	5.62124	5.63325	5.64044	5.64774
97.49	5.59391	5.61540	5.62729	5.63441	5.64164
97.51	5.58828	5.60956	5.62133	5.62837	5.63553
97.53	5.58266	5.60371	5.61537	5.62234	5.62943
97.55	5.57704	5.59788	5.60941	5.61631	5.62333
97.57	5.57141	5.59204	5.60345	5.61028	5.61723
97.59	5.56579	5.58620	5.59750	5.60426	5.61113
97.61	5.56017	5.58037	5.59154	5.59823	5.60503
97.63	5.55455	5.57453	5.58559	5.59221	5.59894
97.65	5.54894	5.56870	5.57964	5.58619	5.59284
97.67	5.54332	5.56287	5.57369	5.58017	5.58675
97.69	5.53771	5.55704	5.56774	5.57415	5.58066
WAL(yrs)	4.15	3.98	3.89	3.84	3.79
Payment Window	May05 - Feb10	May05 - Feb10	May05 - Feb10	May05 - Feb10	May05 - Feb10

* *Assumes collateral accrual from April 1, 2005.*

Class 1-A Certificates Yield Table(To Maturity)*

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.14	4.86334	4.81133	4.75789	4.70351	4.64823
100.16	4.85874	4.80555	4.75081	4.69502	4.63820
100.18	4.85413	4.79977	4.74375	4.68654	4.62818
100.20	4.84953	4.79400	4.73668	4.67806	4.61816
100.22	4.84494	4.78823	4.72962	4.66959	4.60815
100.24	4.84034	4.78246	4.72256	4.66112	4.59814
100.26	4.83574	4.77670	4.71550	4.65265	4.58813
100.28	4.83115	4.77094	4.70845	4.64419	4.57813
100.30	4.82656	4.76518	4.70140	4.63573	4.56813
100.32	4.82197	4.75942	4.69435	4.62727	4.55814
100.34	4.81738	4.75366	4.68731	4.61882	4.54815
100.36	4.81280	4.74791	4.68027	4.61037	4.53817
100.38	4.80821	4.74216	4.67323	4.60192	4.52819
100.40	4.80363	4.73641	4.66619	4.59348	4.51821
100.42	4.79905	4.73066	4.65916	4.58504	4.50824
100.44	4.79447	4.72492	4.65213	4.57661	4.49828
100.46	4.78990	4.71918	4.64511	4.56818	4.48832
100.48	4.78532	4.71344	4.63808	4.55975	4.47836
100.50	4.78075	4.70770	4.63106	4.55133	4.46841
100.52	4.77618	4.70197	4.62404	4.54291	4.45846
100.54	4.77161	4.69623	4.61703	4.53449	4.44851
100.56	4.76704	4.69050	4.61002	4.52608	4.43857
100.58	4.76248	4.68478	4.60301	4.51767	4.42864
100.60	4.75791	4.67905	4.59600	4.50926	4.41870
100.62	4.75335	4.67333	4.58900	4.50086	4.40878
100.64	4.74879	4.66761	4.58200	4.49246	4.39885
100.66	4.74423	4.66189	4.57500	4.48407	4.38894
WAL(yrs)	5.49	4.18	3.30	2.68	2.23
Payment Window	May05 - Mar35	May05 - Mar35	May05 - Mar35	May05 - Mar35	May05 - Mar35

* *Assumes collateral accrual from April 1, 2005.*

Class 2-A Certificates Yield Table (To Maturity)*

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.01	4.98966	4.96114	4.93183	4.90175	4.87066
100.03	4.98508	4.95539	4.92476	4.89326	4.86061
100.05	4.98051	4.94963	4.91770	4.88477	4.85056
100.07	4.97594	4.94388	4.91065	4.87629	4.84052
100.09	4.97137	4.93813	4.90359	4.86780	4.83048
100.11	4.96680	4.93238	4.89654	4.85933	4.82045
100.13	4.96223	4.92664	4.88949	4.85086	4.81042
100.15	4.95767	4.92089	4.88245	4.84239	4.80040
100.17	4.95311	4.91515	4.87541	4.83392	4.79038
100.19	4.94855	4.90942	4.86837	4.82546	4.78037
100.21	4.94399	4.90368	4.86133	4.81700	4.77036
100.23	4.93943	4.89795	4.85430	4.80854	4.76035
100.25	4.93487	4.89222	4.84727	4.80009	4.75035
100.27	4.93032	4.88649	4.84024	4.79165	4.74035
100.29	4.92577	4.88076	4.83322	4.78320	4.73036
100.31	4.92122	4.87504	4.82620	4.77476	4.72037
100.33	4.91667	4.86932	4.81918	4.76633	4.71039
100.35	4.91213	4.86360	4.81217	4.75789	4.70041
100.37	4.90758	4.85788	4.80515	4.74946	4.69044
100.39	4.90304	4.85217	4.79814	4.74104	4.68047
100.41	4.89850	4.84646	4.79114	4.73262	4.67050
100.43	4.89396	4.84075	4.78413	4.72420	4.66054
100.45	4.88942	4.83504	4.77713	4.71578	4.65058
100.47	4.88489	4.82933	4.77014	4.70737	4.64063
100.49	4.88035	4.82363	4.76314	4.69896	4.63068
100.51	4.87582	4.81793	4.75615	4.69056	4.62074
100.53	4.87129	4.81223	4.74916	4.68216	4.61080
WAL(yrs)	5.59	4.24	3.34	2.71	2.24
Payment Window	May05 - Feb35	May05 - Feb35	May05 - Feb35	May05 - Feb35	May05 - Feb35

* *Assumes collateral accrual from April 1, 2005.*

Class M-1, Class M-2 and Class M-3 Certificates Yield Table (To Maturity)*

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
97.17	5.41675	5.48589	5.52963	5.56215	5.59132
97.19	5.41383	5.48228	5.52560	5.55780	5.58668
97.21	5.41091	5.47868	5.52156	5.55344	5.58204
97.23	5.40800	5.47507	5.51753	5.54909	5.57740
97.25	5.40508	5.47147	5.51350	5.54474	5.57276
97.27	5.40216	5.46787	5.50946	5.54039	5.56813
97.29	5.39925	5.46427	5.50543	5.53604	5.56349
97.31	5.39634	5.46067	5.50140	5.53169	5.55886
97.33	5.39342	5.45707	5.49738	5.52734	5.55423
97.35	5.39051	5.45348	5.49335	5.52299	5.54960
97.37	5.38760	5.44988	5.48932	5.51865	5.54497
97.39	5.38469	5.44629	5.48530	5.51430	5.54034
97.41	5.38178	5.44269	5.48128	5.50996	5.53571
97.43	5.37887	5.43910	5.47725	5.50562	5.53109
97.45	5.37596	5.43551	5.47323	5.50128	5.52646
97.47	5.37306	5.43192	5.46921	5.49694	5.52184
97.49	5.37015	5.42833	5.46520	5.49260	5.51722
97.51	5.36725	5.42474	5.46118	5.48827	5.51260
97.53	5.36434	5.42115	5.45716	5.48393	5.50798
97.55	5.36144	5.41757	5.45315	5.47960	5.50336
97.57	5.35854	5.41398	5.44913	5.47526	5.49874
97.59	5.35563	5.41040	5.44512	5.47093	5.49413
97.61	5.35273	5.40681	5.44111	5.46660	5.48951
97.63	5.34983	5.40323	5.43710	5.46227	5.48490
97.65	5.34693	5.39965	5.43309	5.45795	5.48029
97.67	5.34403	5.39607	5.42908	5.45362	5.47568
97.69	5.34114	5.39249	5.42507	5.44929	5.47107
WAL(yrs)	9.51	7.29	6.30	5.72	5.28
Payment Window	May05 - Mar35	May05 - Mar35	May05 - Mar35	May05 - Mar35	May05 - Jan35

* *Assumes collateral accrual from April 1, 2005.*